UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

A. Schulman, Inc.
(Name of Issuer)

Common Stock, par value $1.00  per share
(Title of Class of Securities)

808194104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,992
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 256,992
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,992
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 256,992
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 626,659
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 626,659
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON STARBOARD VALUE & OPPORTUNITY FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 736,984
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 736,984
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,620,635
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,620,635
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,620,635
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,620,635
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,620,635
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,620,635
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,620,635
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,620,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,620,635
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,620,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,620,635
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,620,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,620,635
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,620,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 808194104

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2(a) is amended to add the following:

Ramius Capital Group, L.L.C. has changed its name to Ramius LLC (“Ramius”).
Item 2(b) is hereby amended and restated as follows:

The address of the principal office of each of Parche, Starboard Value, RCG Starboard Advisors, Ramius, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of Starboard is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Starboard and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Starboard, Starboard Value and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 1,620,635 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $32,982,735, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,096,969 Shares outstanding, which is the total number of Shares reported to be outstanding as of March 31, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on April 4, 2008.

A.	Parche

(a)	As of the date hereof, Parche beneficially owned 256,992 Shares.

Percentage: Less than 1% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 256,992
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 256,992
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule B and are incorporated by reference.

CUSIP NO. 808194104

B.	Starboard

(a)	As of the date hereof, Starboard beneficially owned 626,659 Shares.

Percentage: 2.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 626,659
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 626,659
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule B and are incorporated by reference.

C.	Starboard Value

(a)	As of the date hereof, Starboard Value beneficially owned 736,984 Shares.

Percentage: 2.7% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 736,984
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 736,984
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value has not entered into any transactions in the Shares during the past 60 days.

D.	RCG Enterprise

(a)	RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interests therein, may be deemed the beneficial owner of the 256,992 Shares owned by Parche.

Percentage: Less than 1% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 256,992
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 256,992
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Parche during the past 60 days are set forth in Schedule B and incorporated herein by reference.

CUSIP NO. 808194104

E.	RCG Starboard Advisors

(a)
RCG Starboard Advisors, as the managing member of each of Parche and Starboard Value and the investment manager of Starboard, may be deemed the beneficial owner of the (i) 626,659 Shares owned by Starboard, (ii) 256,992 Shares owned by Parche and (iii) 736,984 Shares owned by Starboard Value.

Percentage: 5.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,620,635
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,620,635
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth on Schedule B and incorporated herein by reference.

F.	Ramius

(a)
Ramius, as the sole member of RCG Starboard Advisors, may be deemed the beneficial owner of the (i) 626,659 Shares owned by Starboard, (ii) 256,992 Shares owned by Parche and (iii) 736,984 Shares owned by Starboard Value.

Percentage: 5.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,620,635
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,620,635
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth on Schedule B and incorporated herein by reference.

G.	C4S

(a)
C4S, as the managing member of Ramius, may be deemed the beneficial owner of the (i) 626,659 Shares owned by Starboard, (ii) 256,992 Shares owned by Parche and (iii) 736,984 Shares owned by Starboard Value.

Percentage: 5.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,620,635
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,620,635
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth on Schedule B and incorporated herein by reference.

CUSIP NO. 808194104

H.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owners of the (i) 626,659 Shares owned by Starboard, (ii) 256,992 Shares owned by Parche and (iii) 736,984 Shares owned by Starboard Value.

Percentage: 5.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,620,635
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,620,635

(c)
None of Messrs. Cohen, Stark, Strauss and Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth on Schedule B and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP NO. 808194104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2008

PARCHE, LLC

STARBOARD VALUE &
OPPORTUNITY FUND, LLC
By: RCG Starboard Advisors, LLC,
       their managing member

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
By: RCG Starboard Advisors, LLC,
       its investment manager

RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RCG ENTERPRISE, LTD By: Ramius LLC, its investment manager RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 808194104

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale

PARCHE, LLC

(2,672)	21.3478	04/07/2008
(13,120)	21.0076	04/08/2008
(5,776)	20.7133	04/09/2008
(8,928)	20.8155	04/10/2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

(14,028)	21.3478	04/07/2008
(68,880)	21.0076	04/08/2008
(30,324)	20.7133	04/09/2008
(46,872)	20.8155	04/10/2008